Exhibit 12

EQUITY RESIDENTIAL ERP OPERATING LIMITED PARTNERSHIP Computation of Ratio of Earnings to Combined Fixed Charges ($ in thousands)

	Year Ended December 31,
	2011	2010	2009	2008	2007
Income (loss) from continuing operations	$83,998	$(83,426)	$(57,707)	$(105,505)	$(70,073)

Interest expense incurred, net	469,237	468,306	493,278	476,457	475,283
Amortization of deferred financing costs	17,006	10,114	12,327	9,577	9,923

Earnings before combined fixed charges and preferred distributions	570,241	394,994	447,898	380,529	415,133

Preferred Share/Preference Unit distributions	(13,865)	(14,368)	(14,479)	(14,507)	(22,792)
Premium on redemption of Preferred Shares/Preference Units	—	—	—	—	(6,154)
Preference Interest and Junior Preference Unit distributions	—	—	(9)	(15)	(441)

Earnings before combined fixed charges	$556,376	$380,626	$433,410	$366,007	$385,746

Interest expense incurred, net	$469,237	$468,306	$493,278	$476,457	$475,283
Amortization of deferred financing costs	17,006	10,114	12,327	9,577	9,923
Interest capitalized for real estate and unconsolidated entities under development	9,108	13,008	34,859	60,072	45,107
Amortization of deferred financing costs for real estate under development	—	2,768	3,585	1,986	1,521

Total combined fixed charges	495,351	494,196	544,049	548,092	531,834

Preferred Share/Preference Unit distributions	13,865	14,368	14,479	14,507	22,792
Premium on redemption of Preferred Shares/Preference Units	—	—	—	—	6,154
Preference Interest and Junior Preference Unit distributions	—	—	9	15	441

Total combined fixed charges and preferred distributions	$509,216	$508,564	$558,537	$562,614	$561,221

Ratio of earnings before combined fixed charges to total combined fixed charges (1)	1.12	—	—	—	—

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions (1)	1.12	—	—	—	—

(1) For 2010, 2009, 2008 and 2007, the coverage deficiencies approximated $113.6 million, $110.6 million, $182.1 million and $146.1 million, respectively. All ratios have been reduced due to the disposition of properties which resulted in the inclusion of those properties in discontinued operations. The ratios have been further reduced due to non-cash depreciation expense and impairment charges and premiums on the redemption of Preferred Shares/Preference Units. The Company was in compliance with its unsecured public debt covenants for all periods presented.